July 20, 2010

BY EDGAR

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 3561

Washington, D.C. 20549

Attn:	John Reynolds

Assistant Director

Re:	Casual Male Retail Group, Inc.

Form 10-K/A for the Fiscal Year Ended January 30, 2010

Filed June 1, 2010

Definitive Proxy Statement on Schedule 14A

Filed June 24, 2010

File No. 01-34219

Dear Mr. Reynolds

This letter is submitted on behalf of Casual Male Retail Group, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment to its Form 10-K for the fiscal year ended January 30, 2010, filed on June 1, 2010 (the “Form 10-K/A”), and the Company’s Definitive Proxy Statement on Schedule 14A, filed on June 24, 2010 (the “Proxy Statement”), as set forth in a letter dated July 6, 2010 to David A. Levin (the “Comment Letter”).

For reference purposes, the text of the Staff’s comments contained in the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter and we have bolded the headings of our responses thereto.

Form 10-K/A filed June 1, 2010

Signatures

Comment No. 1

We note that Form 10-K/A, filed June 1, 2010, does not include the signature of your principal accounting officer. In future filings, please include it. Under the signature, please include the name, title and the position of principal accounting officer. See Instruction D(2)(b) to Form 10-K. Please confirm in writing you will do so.

Response to Comment No. 1

The Company’s Vice President of Finance and Corporate Controller, Peter H. Stratton, Jr., serves as our Principal Accounting Officer. Mr. Stratton signed the signature page of the Form 10-K filed on March 19, 2010 as our Principal Accounting Officer in accordance with Instruction D(2) to Form 10-K.

Securities and Exchange Commission

July 20, 2010

However, with respect to the signature page of the Form 10-K/A, we believe his signature is not required. In that regard, we followed the guidance of Rule 12b-15, Amendments, under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which states that amendments to reports filed under the Exchange Act must be signed on behalf of the registrant by a duly authorized representative of the registrant. Rule 12b-15 does not require that the Form 10-K/A be signed by all of the officers and directors set forth in Instruction D(2)(a) of Form 10-K. This position is consistent with, and supported by, Question 133.02 of the Compliance and Disclosure Interpretations relating to the Exchange Act Rules, which states:

Question 133.02

Question: Is it necessary for a majority of the board of directors of the registrant to sign an amendment to a Form 10-K?

Answer: No. An amendment to Form 10-K does not require signatures of the majority of the board of directors. Rule 12b-15 provides that amendments may be signed by a duly authorized representative of the registrant. [September 30, 2008] .

Based on this guidance, the Company concluded that the signature of its Principal Accounting Officer on the signature page of the Form 10-K/A was not required.

Schedule 14A

Senior Executives, page 19

Comment No. 2

In future filings, please identify the published industry compensation surveys you refer to that are used for benchmarking purposes in determining compensation packages for the company’s senior executives. In addition, to the extent known, please identify, in future filings, the companies that comprise the surveys that you use as benchmarks. To the extent you do not know the identities of the companies that comprise the surveys, please provide clear disclosure in future filings. Please provide us with draft disclosure.

Response to Comment No. 2

In future filings, the Company will identify the published industry compensation surveys that the Company uses in determining compensation packages for its senior executives and, to the extent available, the Company will identify the companies or criteria and groupings that comprise the surveys. See Appendix A, Response #2, to this letter for the Company’s proposed draft disclosure.

Securities and Exchange Commission

July 20, 2010

Comment No. 3

We note the references to the compensation consultant on pages 13,17 and 18. In future filings, please provide the disclosure required by Item 407(e)(3) of Regulation S-K. Please provide us with your proposed draft disclosure.

Response to Comment No. 3

In future filings, the Company will provide the disclosure required by Item 407(e)(3) of Regulation S-K. See Appendix A, Response #3, to this letter for the Company’s proposed draft disclosure. Please note that we did not find reference to our compensation consultant on page 17 of our Schedule 14A, but we have included proposed draft disclosure for the references on page 13 and 18 of our Schedule 14A.

Comment No. 4

We note that the Annual Incentive Plan had a target based on EBITDA. We also note that the Long-Term Incentive Plan is based upon targets of EBITDA and operating margin, which are set annually. The company, however, has not provided quantitative disclosure of these targets. In future filings, please provide the specific performance targets used to determine incentive amounts, or provide in your response letter a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. To the extent that you will disclose the performance targets in future filings, please provide us with your proposed draft disclosure.

Response to Comment No. 4

The Company respectfully does not believe that it should be required to disclose the specific performance targets used to determine potential incentive amounts as it believes such targets may be appropriately omitted pursuant to Instruction 4 to Item 402(b) of Regulation S-K. As described below, while these targets are quantifiable, the Company believes that they involve confidential commercial or financial information, the disclosure of which would result in competitive harm. In accordance with the guidance provided in response to Question 118.04 of the Compliance and Disclosure Interpretations relating to Regulation S-K, the Company has undertaken a competitive harm analysis taking into account its specific facts and circumstances and the nature of the performance targets.

Securities and Exchange Commission

July 20, 2010

With respect to the confidential nature of the information, the Company notes that its EBITDA and operating margin targets are based on internal budgets and forecasts and are neither derived from the Company’s financial statements nor otherwise disclosed by the Company. Accordingly, the Company believes they constitute commercial or financial information that is not customarily released to the public.

With respect to competitive harm, the Company believes that disclosing the specific performance targets would result in competitive harm to the Company primarily because (i) the failure to meet such publicly disclosed targets (and the negative perception resulting from such failure) could put the Company at a competitive disadvantage with respect to third-parties, such as creditors, suppliers and landlords; (ii) such disclosure could make it more difficult for the Company to attract and retain key employees; (iii) such disclosure could be misleading to investors; and (iv) such disclosure could make it more difficult for the Company to achieve long term value.

First, the performance targets are adopted as an element of the Company’s executive compensation program and are intended to be challenging and reasonably aggressive in order to motivate superior performance by the executive officers. These targets often exceed the Company’s internal forecasts. Even if disclosure of the performance targets are accompanied by cautionary explanations that these targets are for compensation purposes only and are intended to be challenging, the Company’s failure to meet such publicly disclosed performance targets could be negatively perceived or misunderstood by the Company’s creditors, suppliers, landlords and other third-parties. This negative perception could create an unwarranted concern among such thirds parties and decrease their willingness to do business with the Company on as favorable terms as they would in the absence of such a negative perception.

Second, disclosure of the performance targets could also impede the Company’s ability to attract and retain key employees. For example, competitors would be able to determine, on a quarterly basis based on publicly disclosed quarterly results, the likelihood of the Company’s ability to achieve its annual performance targets. Competitors will be able to use such information in their recruiting efforts to attempt to characterize the Company’s performance targets as unrealistic or unlikely to be achieved compared to the competitors’ own criteria for incentive programs.

Third, the Company believes that disclosure of its fiscal 2010 targeted performance goals could also be misleading to its investors as it may create inflated expectations of the Company’s anticipated performance, especially when considering the fact that the Company has historically not achieved its targets on a consistent basis. While the Company currently

Securities and Exchange Commission

July 20, 2010

provides guidance regarding, among other things, revenue and earnings per share for the current fiscal year, it does not disclose EBITDA or operating margin expectations, and the targets applicable to the Company’s incentive programs are not necessarily consistent with the Company’s guidance or internal forecasts. The Company is concerned that investors could attempt to extrapolate its EBITDA targets to guidance for the fiscal year and that would be misleading and inappropriate.

Finally, requiring the Company to disclose performance targets could have the effect of impeding the Company’s ability to achieve long-term value in favor of short-term goals that are easier to achieve. When establishing performance targets, the Company’s Compensation Committee often has a long-term goal in mind that requires particularly aggressive or challenging performance targets. However, if concerned about the many potential adverse consequences resulting from the failure of the Company to achieve performance targets that are required to be disclosed, the Compensation Committee may be forced to set performance targets that are more achievable in the short term. These concerns would impede the Company’s ability to lay the groundwork necessary to achieve the long-term goals that are in the best interest of its stockholders.

The Company notes the requirement in Instruction 4 to Item 402(b) of Regulation S-K that if it determines that the disclosure would cause competitive harm in reliance on the instruction, “the registrant must discuss how difficult it will be for the executive or how likely it will be for the registrant to achieve the undisclosed target levels or other factors.” The Company attempted to comply with this requirement by including disclosure about how difficult it will be for the Company’s executives and how likely it will be for the Company to achieve the undisclosed target levels. With respect to the Annual Incentive Plan, the Company states on page 20:

“The Compensation Committee believes that it is possible to meet or exceed the EBITDA target set for fiscal 2010. The established EBITDA target is intended to be achievable within an approximate 50% probability as a result of executing the Company’s operating plan in the midst of a slow recovering economy. The target level is derived from our annual operating plan and budget for the fiscal year. The operating plan and budget set forth our internal goals and objectives for our growth and development and are expected to require substantial efforts by the entire Company to achieve. As a result, the likelihood of achieving the 2010 EBITDA target reflects the challenges inherent in achieving the goals and objectives in the operating plan and budget. The Compensation Committee considered the likelihood of achieving the target levels when approving the target amount, including historical achievement by our executive officers.

With the exception of fiscal 2009, our EBITDA target has not been reached by our executive officers on a historical basis. As discussed above, based on the Company’s

Securities and Exchange Commission

July 20, 2010

strong operating results for fiscal 2009, which were primarily driven by improved gross margins and reduced expenses, the EBITDA target under the Annual Incentive Plan was exceeded and bonus awards were based on the maximum payout of 150%.”

With respect to the Long-Term Incentive Plan, the Company states on page 22:

“The Compensation Committee believes that there is an approximate 50% probability of meeting the EBITDA and operating margin percentages set for fiscal 2010. We believe that our performance targets are established at levels that are intended to be difficult but attainable. The target levels of the performance objectives are derived from our annual operating plan and budget for a fiscal year. The operating plan and budget set forth our internal goals and objectives for our growth and development and are expected to require substantial efforts by the entire Company to achieve. As a result, the likelihood of achieving the 2010 performance targets reflects the challenges inherent in achieving the goals and objectives in the operating plan and budget. The Compensation Committee considered the likelihood of achieving the target levels when approving the target amounts, including historical achievement by our executive officers. With the exception of fiscal 2009, our performance targets have not been reached by our executive officers on a historical basis.”

Finally, for future filings, the Company is proposing additional disclosure to specifically state that the Company believes that disclosure of its targets under both plans would be considered a competitive harm to the Company. See Appendix A, Response #4, to this letter for the Company’s proposed draft disclosure.

Certain Relationships and Related Transactions, page 34

Comment No. 5

In future filings, please provide the disclosure required by Item 404(b) of Regulation S-K. Please provide us with your proposed draft disclosure.

Response to Comment No. 5

In future filings, the Company will modify its disclosure under “Certain Relationships and Related Transactions” to provide the disclosure required by Item 404(b) of Regulation S-K. See Appendix A, Response # 5, to this letter for the Company’s proposed draft disclosure.

Securities and Exchange Commission

July 20, 2010

*     *     *     *     *

In connection with the Company’s responses contained in this letter, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions about this letter, please do not hesitate to call the undersigned at (781) 828-9300.

Sincerely,

/s/ Dennis R. Hernreich
Dennis R. Hernreich
Chief Financial Officer

APPENDIX A

Proposed Draft Disclosure in Response to Comments

Response #2

-Senior Executives

The Key Executives together with our Senior Vice President of Human Resources are primarily responsible for determining the compensation paid to our Senior Executives, subject to ratification or approval by the Compensation Committee. For benchmarking purposes, the Key Executives utilize several published industry compensation surveys when determining compensation packages for our Senior Executives. Through our subscriptions with Salary.com and the National Retail Federation, we have access to the latest compensation data, which includes both base salary and total compensation, inclusive of incentives. While these sites do not identify the specific companies included in the survey, we are able to access information based on industry, size, such as sales volumes, and regional area, among others. In general, the Company benchmarks compensation against companies in the retail industry which are of similar size, based on comparative sales volumes. On occasion, when recruiting a senior management position, the Company may benchmark against larger or more complex business structures if the Company is looking for an individual to be a key participant of a growth initiative. A combination of performance, achievement of goals and survey data, among other criteria, is used to determine each Senior Executive’s total direct compensation. The Senior Executives are provided with a competitive base salary within our retail industry and are provided with an opportunity to earn performance awards each year which are primarily driven by our Company’s overall financial targets as with our Key Executives. See “Components of Executive Compensation – Performance–based annual cash bonuses and –Long-term performance based awards.”

Response #3

Director Compensation

The Compensation Committee is responsible for reviewing and making recommendations to our Board of Directors with respect to the compensation paid to our non-employee directors. Annually from 2001 until January 28, 2009, our non-employee directors had elected to receive their directors’ fees, on a current or deferred basis, in shares of our common stock. Each director entered into an irrevocable agreement with us in advance of the beginning of a calendar year if they wish to receive common stock in lieu of cash. However, due to the limited number of shares available under the 2006 Incentive Compensation Plan (the “2006 Plan”), the non-employee directors agreed to receive cash payment for all director fees for fiscal 2009.

During fiscal 2008, the Compensation Committee retained ~~the~~Sibson Consulting, an independent consultant which specializes in benefits and compensation, to review the compensation of directors at our peer companies. The following peer companies were used for this review:

• Bebe	• Citi Trends
• The Buckle	• Mothers Work
• Cache	• Hibbett
• Cato Group	• Hot Topic
• Charlotte Russe	• JoS A. Bank
• Christopher Banks	• The Wet Seal

The Compensation Committee has the authority to retain compensation consultants and other outside advisors, without Board or management approval, to assist it in carrying out its duties, including the evaluation of compensation for our non-employee directors. The Compensation Committee may accept, reject or modify any recommendations by compensation consultants or other outside advisors. The purpose of the original study conducted by Sibson Consulting in fiscal 2008 was to assist the Compensation Committee in its goal of maintaining an appropriate level of compensation for our non-employee directors.

With respect to the compensation of our non-employee directors, the Compensation Committee’s goal is to maintain a level of compensation paid to our non-employee directors that is in the median of the companies within our peer group as well as similarly-sized companies. Based on the recommendation of ~~the independent consultant~~Sibson Consulting, in November 2008, the Board of Directors approved the Casual Male Retail Group, Inc. Non-Employee Director Compensation Plan, which details the compensation that may be earned by our non-employee directors, as discussed below. Pursuant to the plan, the non-employee directors were entitled to elect to receive their fiscal 2009 payments in cash, common stock or options. Prior to the commencement of fiscal 2009, the Board of Directors voted that all non-employee directors would receive cash, regardless of such director’s election, because of the limited number of shares available under the 2006 Plan.

-Key Executives

In consultation with ~~a leading independent firm which specializes in benefits and compensation, the Compensation Committee has developed a compensation program that is competitive within our peer group. The consultant analyzed compensation and benefits of our peer companies with respect to our Key Executive compensation as well as compensation levels and practices for our Board of Directors.~~ Sibson Consulting, the Compensation Committee has developed a compensation program for our Key Executives that is competitive within our peer group.

As noted above, the Compensation Committee has the authority to retain compensation consultants and other outside advisors, without Board or management approval, to assist it in carrying out its duties, including the evaluation of compensation to be paid to our Key Executives. The Compensation Committee may accept, reject or modify any recommendations by compensation consultants or other outside advisors.

Since 2006, the Compensation Committee has retained Sibson Consulting to analyze compensation and benefits of our peer companies with respect to our Key Executive compensation. The purpose of their study in fiscal 2009 was to provide the Compensation Committee with current information on the competitiveness of our total compensation and employment package, provided to our Key Executives through their current employment agreements. This review also required Sibson Consulting to compare our current Annual Incentive Plan and Long-Term Incentive Plan with similar incentive programs of our peer group particularly in light of the recession. The Compensation Committee also engaged the Hay Group, another independent consultant, to assist in the annual review of our total compensation packages as an additional resource to confirm that the total compensation paid to our Key Executives is competitive with other similarly-sized companies, both public and private.

When creating the compensation program, the Compensation Committee used the following list of companies as our primary peer group when evaluating and assessing compensation levels for our Key Executives. When determining peer companies, we chose public companies within the specialty retail apparel business with similar sales and market capitalization:

• Aeropostale	• Deb Shops
• The Buckle	• Destination Maternity
• Bebe Stores, Inc.	• Hibbett
• Charlotte Russe	• Hot Topic
• Cato Group	• JoS A. Bank
• Christopher Banks	• United Retail Group

The Committee’s overall goal is for our Key Executives’ total direct compensation to fall within the median of our peer group; however, this guideline may differ depending on an individual’s qualification, past performance, the demand for individuals with the executive’s specific expertise and experience, achievement of our financial objectives and the executive’s contribution to such achievement and overall responsibility, among other criteria.

The Compensation Committee is directly responsible for determining the compensation paid to our Key Executives. For our Key Executives, the Compensation Committee compares each element of compensation to published survey data from our peer group for executives in the comparable positions and responsibilities and also seeks advice as needed from compensation consultants. In summary:

•

The Committee believes that Mr. Levin’s total cash compensation is competitive and within our peer median. However, over the past two years as a result of the effect of the economy on the Company’s stock, Mr. Levin’s total direct compensation, which as stated above includes the present value of long-term incentive awards, has been substantially impacted due to the decreased value in the Company’s stock.

•

Mr. Hernreich’s total cash compensation is above the market median for either a chief financial officer or chief operating officer when compared to our peers; however, given the fact that Mr. Hernreich serves multiple roles as our Chief Financial Officer, Chief Operating Officer, Treasurer and Secretary, the Committee believes that a base pay above the median is appropriate. The present value of Mr. Hernreich’s long-term incentive awards has also been substantially impacted due to the decreased value in the Company’s stock resulting from the poor economy.

The Committee believes that as a result of actions taken by the Board of Directors and the Compensation Committee in fiscal 2008 in establishing the Annual Incentive Plan and Long-Term Incentive Plan (as discussed below), there can be significant upside to our Key Executives and Senior Executives if we are able to achieve our short-term and long-term objectives. Similarly, there is also potential upside present in the equity portions of their long-term award if our objectives are achieved and the economy continues to improve. See “Outstanding Equity Award Value at Fiscal Year End” for a detailed listing of such awards outstanding for each executive.

Response #4

Annual Incentive Plan

On April 9, 2010, the Compensation Committee approved the EBITDA target range for fiscal 2010. If the bonuses were to be paid today based on salaries as of May 24, 2010, the cash bonuses would be based on salaries earned of $811,200 for Mr. Levin, $621,920 for Mr. Hernreich, $180,000 for Mr. Chane, $225,000 for Mr. Ederle, $253,000 for Mr. Della Bernarda, $275,000 for Mr. Hearn, $300,000 for Mr. Metscher, $255,528 for Mr. McKinney, $325,000 for Mr. Molloy, $275,000 for Mr. Reaves, $225,112 for Mr. Schmitz, $260,000 for Ms. Smith, $200,000 for Mr. Stratton and $242,000 for Mr. Sprague. Assuming we achieve 100% of the EBITDA target for fiscal 2010, we estimate that the total potential payout would be approximately $3.7 million, of which $2.5 million would be paid to our Key Executives and Senior Executives.

The Compensation Committee believes this is a competitive level of compensation and provides incentives to all of our senior executives to achieve our annual financial goals. The Compensation Committee also believed it was important to establish a plan that awarded all of management, including our Key Executives and Senior Executives, using the same performance criteria. In addition, there is no personal performance component of the plan for Key Executives and Senior Executives, thereby creating one single Company-wide target.

The Compensation Committee believes that it is possible to meet or exceed the EBITDA target set for fiscal 2010. The established EBITDA target is intended to be achievable within an approximate 50% probability as a result of executing the Company’s operating plan in the midst of a slow recovering economy. The target level is derived from our annual operating plan and budget for the fiscal year. The operating plan and budget set forth our internal goals and objectives for our growth and development and are expected to require substantial efforts by the entire Company to achieve. As a result, the likelihood of achieving the 2010 EBITDA target reflects the challenges inherent in achieving the goals and objectives in the operating plan and budget. The Compensation Committee considered the likelihood of achieving the target levels when approving the target amount, including historical achievement by our executive officers. Because our EBITDA target for fiscal 2010 is derived from our internal operating plan, which differs from our publicly disclosed earnings guidance, we believe that the quantitative disclosure of this target may result in competitive harm to the Company. We also believe such disclosure would be misleading to our investors as it may create inflated expectations of our anticipated performance for the fiscal year.

With the exception of fiscal 2009, our EBITDA target has not been reached by our executive officers on a historical basis. As discussed above, based on the Company’s strong operating results for fiscal 2009, which were primarily driven by improved gross margins and reduced expenses, the EBITDA target under the Annual Incentive Plan was exceeded and bonus awards were based on the maximum payout of 150%.

Long-Term Incentive Plan

On April 9, 2010, the Compensation Committee approved the targets for fiscal 2010 which, similar to fiscal 2009, will be based on EBITDA and operating margin percent. If the targets are achieved, each award will vest, based on each executive’s election, in three separate tranches, with the first tranche vesting on the first anniversary of the date of grant. Assuming we achieve 100% for each target for fiscal 2010, we estimate that the total potential payout will be approximately $4.1 million, which will be expensed over the vesting period of approximately 47 months, once it is determined that the achievement of these targets is probable. However, we cannot predict if and when such targets will be met or what the allocation of this award will be between cash, stock options and/or restricted shares. Further, the fair market closing price of our common stock will not be known until the time of grant and, accordingly, the number of stock options and restricted shares ultimately issued, if elected by the participants, will also not be known until the time of grant.

The Compensation Committee believes that there is an approximate 50% probability of meeting the EBITDA and operating margin percentages set for fiscal 2010. We believe that our performance targets are established at levels that are intended to be difficult but attainable. The target levels of the performance objectives are derived from our annual operating plan and budget for a fiscal year. The operating plan and budget set forth our internal goals and objectives for our growth and development and are expected to require substantial efforts by the entire Company to achieve. As a result, the likelihood of achieving the 2010 performance targets reflects the challenges inherent in achieving the goals and objectives in the operating plan and budget. The Compensation Committee considered the likelihood of achieving the target levels when approving the target amounts, including historical achievement by our executive officers. With the exception of fiscal 2009, our performance targets have not been reached by our executive officers on a historical basis. Because our EBITDA and operating margin percent targets for fiscal 2010 is derived from our internal operating plan, which differs from our publicly disclosed earnings guidance, we believe that the quantitative disclosure of these targets may result in competitive harm to the Company. We also believe such disclosure would be misleading to our investors as it may create inflated expectations of our anticipated performance for the fiscal year.

Response #5

Certain Relationships and Related Transactions

Seymour Holtzman/Jewelcor Management, Inc.

During fiscal 2009, Seymour Holtzman, our Chairman of the Board of Directors, was compensated by us both directly (as an employee of our Company) and indirectly (as the president and chief executive officer and, together with his wife, indirectly, the majority shareholder of JMI). A complete summary of all compensation and consulting fees paid to Mr. Holtzman is described above under “Corporate Governance – 2009 Director Compensation Table” and “Chairman Compensation.”

Review, Approval or Ratification of Transactions with Related Persons

Through JMI, Mr. Holtzman receives consulting compensation from the Company pursuant to a consulting agreement originally entered into with JMI in October 1999. Due to Mr. Holtzman’s role as our Chairman of the Board of Directors and the relevance of the services he provides on a consulting basis, our Compensation Committee has had the primary responsibility for reviewing and approving all amendments to the consulting agreement since March 2000.

Our Audit Committee Charter, which was subsequently adopted in June 2003, provides that our Audit Committee shall review all related party transactions on an ongoing basis and all such transactions must be approved by the Audit Committee, to the extent required by the Sarbanes-Oxley Act of 2002, the Securities Exchange Commission and Nasdaq. Because Nasdaq provides that such oversight can be conducted by either a company’s audit committee or another independent body of the board of directors, the Audit Committee determined that due to the nature of the consulting agreement with JMI the review and approval of all transactions pursuant to this arrangement should continue to be the primary responsibility of the Compensation Committee. Over the years, the Compensation Committee, at its discretion, has at times taken its recommendations, as they relate to the JMI consulting agreement, to the Board of Directors for ratification (without participation from Seymour Holtzman).

For all other related party transactions, the review and approval of such transactions is the responsibility of our Audit Committee.